Exhibit 4.20

[Translation of Chinese Original]

Share Pledge Agreement

This Share Pledge Agreement (the “Agreement”) is entered into by the following parties on November 24, 2008 in Beijing, the People’s Republic of China (“PRC”):

Pledgee:	Beijing Super TV Co., Ltd.
Registered Address: Jingmeng Hi-Tech Building B, Room 406, No.5-2, Shangdi East Road, Haidian District, Beijing
Legal Representative: Zhu Jianhua

Pledger:	Shizhou Shen
Identification Card No.: 110108196911148954
Registered Address: No. 1902, F/15, Huaqing Jiayuan, Haidian District, Beijing

Whereas:

1.
The Pledgee is a wholly foreign-owned enterprise duly incorporated and validly existing under the PRC law, and the Pledger is a Chinese citizen holding 37.5% of the shares of Novel-Super Digital TV Technology Co., Ltd. ( “DTV Company”);

2.	The Pledgee and the Pledger entered into the Loan Agreement (Attachment 1).

3.
In order to ensure the creditor’s rights of the Pledgee to the Pledger under the Loan Agreement (Attachment 1), the Pledger agrees to pledge all its shares of the DTV Company for the payment of its loans under the Loan Agreement (Attachment 1).

NOW THEREFORE, the Pledgee and the Pledger, based on the principle of equality and mutual benefits and through friendly consultations, hereby agree as follows:

1.	Definitions

Unless otherwise stipulated herein, the following terms shall be defined as follows:

1.1	“Pledge” is as defined in the whole Article 2 hereof.

1.2	“Equity Interest” means the Pledger’s entire legal holdings of the 37.5% equity interest of DTV Company.

1.3	“Pledge Rate” means the ratio between the value of the pledged shares hereunder and the amount of the loans under the Loan Agreement (Attachment 1).

1.4	“Pledge Term” is as defined in 3.2 hereof.

1.5	“Event of Default” means any event as prescribed in Article 7 hereof.

1.6	“Notice of Default” means the notice sent by the Pledgee pursuant to this Agreement regarding any “Event of Default”.

2.	Pledge

2.1	The Pledger agrees to pledge its entire shareholdings of DTV Company to secure the creditor’s right of the Pledgee under the Loan Agreement (Attachment 1).

2.2.
The Pledge means the Pledgee’s pre-emptive rights to get priority to be indemnified by the discounted price of the equity pledged to the Pledgee by the Pledger or such equity’s auction price or liquidation price.

3.	Pledge Rate and Term

3.1	Pledge Rate

3.1.1	The Pledge Rate shall be 100%.

3.2	Pledge Term

3.2.1
The share Pledge hereunder shall come into effect on the date when the share Pledge is recorded in the DTV Company’s shareholders list and such list is registered at the applicable industrial/commerce regulatory authorities (if necessary), and the Pledge Term shall be the same as that of the Loan Agreement (Attachment 1).

3.2.2	If Pledger fails to repay the loans in accordance with the Loan Agreement (Attachment 1) during the Pledge Term, the Pledgee shall be entitled to dispose of the Pledge pursuant to this Agreement.

4.	Dividend Collection

The Pledgee shall be entitled to collect the dividends arising from the shares pledged during the Pledge Term.

5.	Pledgee’s Representations and Covenants

5.1	The Pledger is the legal owner of the Equity Interest.

5.2	Unless otherwise stipulated herein, the Pledgee’s exercise of the rights hereunder shall not be interfered by any other party at any time.

5.3	Unless otherwise stipulated herein, the Pledgee shall be entitled to dispose or transfer the Pledge pursuant to this Agreement.

5.4	Except for the Pledgee, the Pledger has not created any other pledge rights on the Equity Interest.

6.	Pledger’s Undertakings

6.1	During the term of this Agreement, the Pledger warrants to the Pledgee to take the following undertakings:

6.1.1
The Pledger shall not, without the Pledgee’s prior written consent, transfer any other shares of the Equity Interest nor create or allow the existence of any pledge that may affect the Pledgee’s rights and interests;

6.1.2
The Pledger shall abide by and act upon all the applicable laws and regulations related to the Pledge and, within five days after the receipt of any notices, instructions or suggestions issued or promulgated by any applicable authorities, deliver to the Pledgee such notices, instructions or suggestions and meanwhile carry out such notices, instructions or suggestions or, at the Pledgee’s reasonable request or with the Pledgee’s consent, raise any disagreement or statement regarding the relevant issues; and

6.1.3
The Pledger shall promptly notify the Pledgee of any of the following: (i) any events that may affect the Pledge or the rights of any part of the Pledge, or any notices received by the Pledger regarding such events, or (ii) any events that may change the Pledger’s any covenants or obligations hereunder or that may affect the Pledger’s performance of any obligations hereunder or any notices received by the Pledger regarding such events.

6.2
The Pledger agrees that the Pledgee's exercise of the Pledgee’s rights pursuant to the Agreement shall not be interrupted or hindered by any legal procedures raised by the Pledger or its successors or trustees.

6.3
The Pledger warrants to the Pledgee that for the purpose to protect or improve the guaranty hereunder for the repayment of the loans pursuant to the Loan Agreement (Attachment 1), the Pledger shall, in good faith, (i) enter into, and urge any other parties of material interests in the Pledge to enter into, all title certificates and deeds requested by the Pledgee, (ii) take, and urge any other parties of material interests in the Pledge to take, any actions requested by the Pledgee, (iii) facilitate the Pledgee exercising its rights or authorizations hereunder, (iv) enter into all title change documentations in connection to title certificates of the Equity Interest with the Pledgee or any other persons (natural or legal person) designated by the Pledgee, and (v) provide on a reasonable timely basis the Pledgee all the notices, orders or decisions related to the Pledge that the Pledgee deems necessary.

6.4	The Pledger warrants the Pledgee that, for the Pledgee’s rights interests, the Pledger will comply with and perform all covenants, undertakings, agreements, representations and conditions.

7.	Events of Default

7.1	The following shall be deemed as Events of Default:

7.1.1	The Pledger fails to make full repayment of the loans due under the Loan Agreement (Attachment 1);

7.1.2	Any representations or covenants made by the Pledger under Article 5 hereof is materially misleading or erroneous, and/or the Pledger violates any representations or covenants under Article 5 hereof;

7.1.3	The Pledger violates any undertakings under Article 6 hereof;

7.1.4	The Pledger violates any provision herein;

7.1.5	Except for the circumstances set forth 6.1.1 hereof, the Pledger gives up or transfer the pledged Equity Interest without the Pledgee’s written consent;

7.1.6
Any of the Pledger’s loans, guaranties, indemnifications, covenants or other liabilities to any third parties makes the Pledger believe that the Pledger’s ability to perform the obligations hereunder has been affected, due to any of the following reasons: (i) such loans, guaranties, indemnifications, covenants or other liabilities are required to be repaid or performed in advance, or (ii) the Pledger fails to pay or perform by the due time such loans, guaranties, indemnifications, covenants or other liabilities;

7.1.7	The Pledger fails to repay regular debts or other liabilities;

7.1.8	The promulgation of any applicable new law makes this Agreement become illegitimate or the Pledger unable to continue to perform the obligations hereunder;

7.1.9
Any of the government consents, permissions, approvals or authorizations necessary for the enforceability, validity or effectiveness of this Agreement is rescinded, suspended, expired or significantly amended;

7.1.10	Any adverse changes in the Pledger’s assets make the Pledgee believe that the Pledger’s ability to perform the obligations hereunder has been affected;

7.1.11	Any of the Pledger’s successors or trustees performs only part or none of its payment obligations under the Loan Agreement (Attachment 1); and

7.1.12	The Pledgee fails to dispose the Pledge as otherwise requested by law.

7.2
If the Pledger becomes aware of or detects any of the events listed in Article 7.1 hereof or any possibilities of such events, the Pledger shall immediately notify in writing the Pledgee of such events or possibilities.

7.3
Unless any of the Event of Default listed in Article 7.1 hereof is completely settled to the satisfaction of the Pledgee, the Pledgee may deliver a written notice of default to the Pledger at or after the occurrence of such default, demanding the Pledger’s immediate payment of outstanding loans or other payables under the Loan Agreement (Attachment 1), or exercise the Pledge pursuant to Article 8 hereof.

8.	Exercise of the Pledge

8.1	The Pledger may not transfer any Equity Interest without the Pledgee’s written consent before the loans under the Loan Agreement (Attachment 1) have been fully paid.

8.2	The Pledgee shall deliver to the Pledger a notice of default when exercising the Pledge.

8.3
Subject to the provisions under 7.3 hereof, the Pledgee may exercise its rights to dispose of the Pledge upon the delivery of the notice of default or at any time after the delivery of such notice pursuant to 7.3 hereof.

8.4
The Pledger shall be entitled to, in compliance with applicable legal procedures, be compensated in priority at a discount price of all or part of the Equity Interest or the price of any auction or liquidation, until the remaining balance of the loans and other payables under the Loan Agreement (Attachment 1) are paid off.

8.5	When Pledgee disposes the Pledge pursuant to this Agreement, the Pledger shall create no encumbrance and shall provide all necessary assistance for the Pledgee’s exercise of the Pledge.

9.	Transfer

9.1	Unless with the Pledgee’s prior consent, the Pledger shall have no right to grant or transfer any of its rights and obligations hereunder.

9.2	This Agreement is binding upon the Pledger and any of its successors and is applicable to the Pledgee and any of its successors and assignees.

9.3
The Pledgee may transfer to any persons (natural or legal) designated by it at any time any and all rights and obligations under the Loan Agreement (Attachment 1). Under such circumstances, such transferees shall possess and assume the same rights and obligations as those of the Pledgee hereunder, as if such a transferee is a party to this Agreement. When the Pledgee transfers rights and obligations under the Loan Agreement (Attachment 1), the Pledger shall, upon the Pledgee’s requests, enter into all agreements and/or documents related to such transfer.

9.4	If the transferee becomes the new Pledgee after the transfer, such transferee shall enter into a new pledge agreement with the Pledger.

10.	Termination

This Agreement shall terminate after the loans under the Loan Agreement (Attachment 1) are fully paid and the Pledger has been relieved from all its obligations under the Loan Agreement (Attachment 1) and the Pledgee shall cancel or dissolve this Agreement within any early and reasonable period of time.

11.	Fees and Other Expenses

All expenses and actual expenditure related to the Agreement, including but not limited to legal expenses, printing cost, stamp duties and other taxes and expenses shall be all borne by the Pledger.

12.	Force Majeure

12.1
If any Party is prevented from performing any part of this Agreement (the “Affected Party”) due to any event that is inevitable and unavoidable beyond such Party’s reasonable care (hereinafter, “force majeure”), the Affected Party shall not be held responsible for such delayed or hindered performance of this Agreement due to any force majeure, including but not limited to governmental act, natural force, fire, explosion, geographical change, storm, flood, earthquake, tide, bolt or war, but not including insufficient credit, fund or financing. The Affected Party who seeks the exemption from the obligations hereunder shall immediately notify the other Party of the force majeure and the steps necessarily taken to complete the delayed or hindered performance.

12.2
The Affected Party shall not be held responsible for any delayed or hindered performance hereunder due to any force majeure, and shall be exempted from such obligations hereunder only after the Party has exerted all reasonable efforts to perform, limited to the delayed or hindered part. Once the force majeure resulting in the obligation exemption is conquered or remedied, the parties agree to make the utmost efforts to resume the performance hereunder.

13.	Settlement of Disputes

13.1	This Agreement and any interpretations hereof shall be governed by the PRC laws.

13.2
Any dispute arising out of the construction and performance of any provision herein between the parties shall be settled through friendly consultations, otherwise any Party may submit such dispute to China International Economic and Trade Arbitration Commission for arbitration with then effective arbitration rules. The arbitration shall be held in Shanghai. The language shall be Chinese. The arbitral award shall be final and binding upon all Parties.

14.	Notice

14.1
Any notices by any Party for the purpose of the performance of any rights or obligations hereunder shall be in writing. And the service shall be deemed as effectively made by the time of the delivery by a courier or the transmission by fax or telecopy. If the service is made on a non-business day or after business hours, the next business day shall be deemed as the date of service. The place of service shall be the address of each Party shown on the first page hereof or any other address notified in writing (including fax or telecopy) at any time in the future.

15.	Effectiveness

15.1	This Agreement and any amendments, supplements or revisions hereof shall be made in written form and come into effect upon the execution and seal by all the parties.

15.2	This Agreement shall be made in Chinese with two original copies.

(No text hereinafter)

Pledgee: Beijing Super TV Co., Ltd.
Authorized Representative: /s/ Jianhua Zhu
(Seal)

Pledger: /s/ Shizhou Shen

Attachment 1:  Loan Agreement  (Omitted)